Exhibit 99.1

NEWS RELEASE

Fortuna Files Environmental and Social Impact Assessment for the Diamba Sud Gold Project in Senegal and provides update on Preliminary Economic Assessment status

Vancouver, October 7, 2025: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) reports that it has filed an Environmental and Social Impact Assessment (ESIA) for the Diamba Sud Gold Project with the Direction de la Réglementation Environnementale et du Contrôle (DiREC), which is part of the Ministry of the Environment and Sustainable Development of Senegal. The filing of the ESIA marks an important milestone in the permitting process and reinforces the Company´s commitment to advancing Diamba Sud to a construction decision in the first half of 2026. Fortuna also provides an update on the status of the project’s Preliminary Economic Assessment (PEA) and ongoing drilling activities.

Jorge A. Ganoza, President and CEO, commented, “The filing of the ESIA represents a key step forward in advancing Diamba Sud towards development. The document contains Fortuna’s commitment to high environmental and social standards and to working in partnership with government, host communities, and various stakeholders in Senegal.” Mr. Ganoza continued, “We plan to complete the project’s preliminary economic assessment during the fourth quarter and move to a definitive feasibility study and construction decision during the first half of 2026.”

Highlights

•	Submission of ESIA to the Senegalese authorities in accordance with national legislation and alignment with international standards

•	ESIA covers the project description and benefits for the country, the institutional and regulatory framework, environmental and social baseline studies, the public consultation, impact assessment and proposed mitigation and monitoring plans and programs

•	PEA study advancing on schedule, with completion planned during the fourth quarter of 2025

•	52,110 meters drilled year-to-date in 2025 leading to a mineral resource expansion for the project of 53 percent in Measured and Indicated and 93 percent in Inferred categories for the project (refer Fortuna news release dated August 5, 2025)

•	Drilling is planned to restart during October after the end of the rainy season and will continue until year-end with the aim of testing extensions of open mineralization

Environmental and Social Impact Assessment

The submission of the ESIA is a prerequisite for obtaining an environmental permit, which forms part of the overall permitting process required for project development. The ESIA addresses key environmental and social considerations associated with the potential development of Diamba Sud including:

•	Compliance with all applicable national regulations and alignment with the Equator Principles and IFC Performance Standards

•	Regular engagement with local communities and national stakeholders to integrate feedback into project design and planning

•	Environmental and social management plans designed to mitigate impacts and enhance local benefits, such as environmental and social management plan, stakeholder engagement plan, capacity building plan, livelihood restoration program, mine rehabilitation and closure plan and a voluntary environmental and social investment program

Preliminary Economic Assessment status

Fortuna is advancing work on the PEA for Diamba Sud, which will provide a first look at the project´s potential economics and development alternatives. Engineering, metallurgical testwork, and trade-off studies are currently underway, with completion scheduled for early in the fourth quarter of 2025. A Definitive Feasibility Study (DFS) will follow the PEA in the first half of 2026, incorporating results from the ESIA process, and drilling to be completed by year-end.

Drilling program update

Fortuna has advanced its 2025 drilling program with a total of 52,110 meters completed to date. Exploration continues to focus on resource expansion, infill drilling, and testing of new targets defined by recent geochemical and geophysical surveys.

Recent highlights include the delineation of a maiden Inferred Mineral Resource at Southern Arc of 3.85 Mt at an average gold grade of 1.57 g/t containing 194,000 ounces of gold (refer Fortuna news release dated August 5, 2025), where mineralization remains open at depth and along strike to the east and south. Drilling to test the Southern Arc extensions is scheduled to resume in early October with four drill rigs after the conclusion of the annual rainy season.

Drilling will also continue to advance project generation and target testing across Diamba Sud and the contiguous Bondala exploration property, where several geochemical, structural and geophysical anomalies have been identified.

Qualified Person

Eric Chapman, Senior Vice President, Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, the Mineral Resource estimates at Diamba Sud; the Company’s proposed exploration plans at Diamba Sud including that drilling with four rigs will restart in October after the end of the rainy season with the aim of testing extensions of open mineralization; that drilling is also intended to advance project generation and target testing across the Diamba Sud property and the contiguous Bondala property; statements that a preliminary economic analysis is expected to be completed in the fourth quarter of 2025 and that a definitive feasibility study and a construction decision are expected to follow the PEA in the first half of 2026; statements about the Company’s business strategies, plans and outlook; the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; the future results of exploration activities; expectations with respect to metal grade estimates and the impact of any variations relative to metals grades experienced; assumed and future metal prices; the merit of the Company’s mines and mineral properties; and the future financial or operating performance of the Company. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “proposed”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks related to the conversion of Mineral Resources to Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian, and Israeli – Hamas conflicts, and the impacts they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks related to the ability to retain or extend title to the Company’s mineral properties; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the fiscal year ended December 31, 2024. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; the duration and impacts of geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

All reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. All Mineral Reserve and Mineral Resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.